Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2017	2016
Earnings
Income from continuing operations before income tax benefit (expense)	$1,998	$2,622
Add
Equity (earnings) losses of affiliates	(27)	6
Cash distributions received from affiliates	11	184
Fixed charges, excluding capitalized interest	674	638
Amortization of capitalized interest	13	15

Total earnings available for fixed charges	$2,669	$3,465

Fixed charges
Interest on debt and finance lease charges	$625	$599
Capitalized interest	14	9
Interest element on rental expense	49	39

Total fixed charges	$688	$647

Ratio of earnings to fixed charges	3.9	5.4